================================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 26

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                                (NAME OF ISSUER)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                  122016 10 8
                                 (CUSIP NUMBER)

                                C. N. O'SULLIVAN
                               910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                WITH A COPY TO:
                                BRIAN D. BARNARD
                             HAYNES AND BOONE, LLP
                                201 MAIN STREET
                                   SUITE 2200
                            FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 21, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




================================================================================

                                SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    2    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                    San Juan Partners, L.L.C.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
                    AF, BK
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                    Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0 Units
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0 Units
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 OO
----------------------------------------------------------------------------------------------------------------------

================================================================================
                                 SCHEDULE 13D

 CUSIP No. 122016 10 8                                                                 Page    3    of    17    Pages
                                                                                            -------    --------
-----------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               EnCap Energy Capital Fund III, L.P.
-----------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
      2                                                                                                        (b)  [ ]

-----------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
      3

-----------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS (See Instructions)
      4
               WC
-----------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
      5

-----------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               Texas
-----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   ------------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 ------------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   ------------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
-----------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11

                                  5,867,968 Units
-----------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
              12

-----------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13

                                  66.68%
-----------------------------------------------------------------------------------------------------------------------
                               TYPE OF REPORTING PERSON*
              14
                                  PN
-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    4    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              EnCap Energy Acquisition III-B, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

5,                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    5    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              ECIC Corporation
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    6    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              BOCP Energy Partners, L.P.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                        5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                           0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                            5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 PN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                 Page    7    of    17    Pages

                                                                                         -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              First Union Investors, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
                                                                                                              (b)  [ ]
     2
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              North Carolina
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                 Page    8    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Andover Group, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 122016 10 8                                                                 Page    9    of    17    Pages
                                                                                           -------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Charles T. McCord III
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    10    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              O'Sullivan Oil & Gas Company, Inc.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------

            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 CO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    11    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Christopher P. Scully
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    12    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              Scott W. Smith Funding, L.L.C.
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              WC
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              Texas
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                        5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                            5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 OO
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 122016 10 8                                                                Page    13    of    17    Pages
                                                                                          --------    --------
----------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
              John V. Whiting
----------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  [x]
     2                                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
     4
              PF
----------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
     5
----------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              United States
----------------------------------------------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                   7
                                             0
                                   -----------------------------------------------------------------------------------
          NUMBER OF                        SHARED VOTING POWER
           SHARES                  8
        BENEFICIALLY                         5,867,968 Units
          OWNED BY                 -----------------------------------------------------------------------------------
            EACH                           SOLE DISPOSITIVE POWER
          REPORTING                9
           PERSON                            0
            WITH                   -----------------------------------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                             5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11
                                 5,867,968 Units
----------------------------------------------------------------------------------------------------------------------
                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]
             12
----------------------------------------------------------------------------------------------------------------------
                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13
                                 66.68%
----------------------------------------------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*
             14
                                 IN
----------------------------------------------------------------------------------------------------------------------

         This Amendment No. 26 amends the Statement on Schedule 13D of San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc. a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting collectively referred to herein as "Parents") with respect to Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended as follows:

         On October 9, 1998, Purchaser amended its Advancing Term Credit Agreement dated January 15, 1998 by entering into that certain Second Amendment to Loan Agreement (the "Second Amendment") with Bank One, Texas, N.A. (the "Lender"). The principal modification set forth in the Second Amendment is to increase the amount the Lender will lend to the Purchaser up to the lesser of $26,500,000 or the Borrowing Base; the Borrowing Base is an amount equal to 50% of the purchase price of the Units purchased by Purchaser.


ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is amended as follows:

         The purpose of the transaction is to initiate proceedings to pursue the termination of the Trust. It is the Purchaser's intention, pursuant to the terms of that certain Purchase Agreement dated October 21, 1998 between the Purchaser and Burlington Oil & Gas Company ("BROG") described in Item 6 hereof, to call a meeting of Unitholders or request that a meeting of the Unitholders be called as soon as practicable for the purpose of voting on the termination and liquidation of the Trust. The calling and holding of a meeting of Unitholders will be subject to the written information statement requirements pursuant to Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If a meeting of the Unitholders is held concerning the termination of the Trust, the Purchaser intends to vote any and all Units owned by it or over which it has voting control at the time of such meeting in favor of terminating and liquidating the Trust. The Purchaser currently owns or has voting control over in excess of 66 2/3% of the outstanding Units. Pursuant to the Trust Agreement, the affirmative vote of holders of not less than 66 2/3% of the outstanding Units for a proposal to terminate the Trust is required in order for the Trust to be terminated.

         More comprehensive information concerning meetings of the Unitholders and the procedures concerning the termination of the Trust is included in the Trust Agreement (which was filed as Exhibit 4.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993), and the information set forth in this Item 4 is qualified in its entirety by reference to the Trust Agreement.

         Upon the consummation of the transactions contemplated by the Purchase Agreement described in Item 6 hereof, Purchaser will acquire under the Purchase Agreement, among other things, all of Burlington Resources Oil & Gas Company's ("BROG") right, title and interest, if any, under the Trust Agreement, to the extent assignable, including BROG's rights (i) pursuant to Section 9.03(c) thereof, to make a written cash offer to purchase the Remaining Royalty Interests (as defined in the Trust Agreement) owned by the Trust before the sixtieth day following the affirmative vote of the Unitholders to terminate the Trust, and (ii) pursuant to Section 5.03(e) thereof, to purchase the Remaining Royalty Interests for a cash purchase price equal to 105% of the highest offer received by the Trustee for such interests if the Trustee elects to defer action on any original offer submitted pursuant to clause (i) above. See Item 6 - "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         It is the current intention of the Purchaser to offer or bid to purchase the Remaining Royalty Interests following an affirmative vote of the Unitholders to terminate the Trust through the exercise of the rights under
Section 9.03(c) and (e) of the Trust Agreement acquired from BROG as described in the preceding paragraph. Whether the Purchaser will so offer or bid, and if so, be successful, will be dependent on a number of factors, including the price and terms of the offers or bids received from any third party bidders. For these reasons, no assurances can be given that the Purchaser will offer or bid, and if so, be successful in its efforts, to acquire the Remaining Royalty Interests. In the event that the Purchaser is unsuccessful in acquiring the Remaining Royalty Interests and the Remaining Royalty Interests are sold to a third party, then the leases subject thereto will continue to be burdened by the Remaining Royalty Interests pursuant to the terms of that certain Net Profits Interest Conveyance dated effective May 1, 1993, from Meridian Oil Production Inc. to the Trust (the "Net Profits Conveyance"). However, in the event that the Purchaser is successful in acquiring the Remaining Royalty Interests, it is anticipated that the Purchaser would seek to merge its title in and to the Remaining Royalty Interests into its title in the leasehold interests acquired from BROG under the Purchase Agreement, so that the Remaining Royalty Interests would terminate and the leasehold interests would no longer be burdened thereby. As owner of leasehold and related interests in the Fruitland coal formation underlying the Northeast Blanco Unit in San Juan and Arriba Counties, New Mexico, the Purchaser would have rights to consent to and participate in decisions concerning future exploration, development and exploitation of such interests to the extent of its interests therein as well as monetize any Section 29 tax credits attributable to its working interest. Following any merger of title of the Remaining Royalty Interests and such leasehold interests, Purchaser may elect to sell such combined interests, or the Purchaser may elect to retain such combined interests for its own account. See Item 6 - "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         An affirmative vote to terminate and liquidate the Trust could adversely affect the liquidity and market value of the Units held by the public. Following such a vote but prior to the complete liquidation of the Trust, the Units may be delisted by the New York Stock Exchange ("NYSE"), and the registration of the Units under the Exchange Act, may be terminated. Following the completion of a liquidation of the Trust, the Units shall be delisted from the NYSE and deregistered under the Exchange Act if they have not yet been so delisted and deregistered as of such time.

         According to the NYSE's published guidelines, the NYSE would consider delisting the Units if, among other things, (i) the operating assets of the Trust have been or are to be substantially reduced such as by sale, spin off, distribution, or discontinuance, or the Trust has ceased to be an operating company or discontinued a substantial portion of its operations or business;
(ii) liquidation of the Trust has been authorized and the Trust is committed to proceed; or (iii) the registration of the Trust under the Exchange Act is no longer effective.

         Following a vote of the Unitholders approving the termination of the Trust, the Units may no longer meet the requirements of the NYSE for continued listing and may, therefore, be delisted from such exchange. If, as a result of the approval of the termination of the Trust or otherwise, the Units no longer meet the requirements of the NYSE for continued listing and/or trading and such trading of the Units were discontinued, the market for such Units could be adversely affected.

         In the event of the delisting of the Units by the NYSE, it is possible that, prior to the complete liquidation of the Trust, the Units would continue to trade on another securities exchange or in the over-the-counter market and that price quotations would be reported by such exchange, by the National Association of Securities Dealers, Inc. (the "NASD") through the NASD Automated Quotation System ("Nasdaq") or by other sources. The extent of the public market for Units and the availability of such quotations would, however, depend upon such factors as the number of Unitholders remaining at such time, the interest in maintaining a market in such Units on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Units will be delisted from the NYSE upon the completion of the liquidation of the Trust, if they have not been so deregistered prior to such time.

         The Units are currently registered under the Exchange Act. The vote of the Unitholders to terminate the Trust may result in the Units becoming eligible for deregistration under the Exchange Act. Registration of the Units under the Exchange Act may be terminated upon application of the Trust to the Commission if the Units are not listed on a national securities exchange and there are fewer than 300 record holders of the Units. Termination of registration of the Units under the Exchange Act would substantially reduce the information required to be furnished by the Trust to Unitholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy or information statement in connection with Unitholders' meeting pursuant to Section 14 of the Exchange Act, no longer applicable to the Trust. Furthermore, the ability of "affiliates" of the Trust and persons holding "restricted securities" of the Trust to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. In addition, if registration of the Units under the Exchange Act were terminated, the Units would no longer be eligible for listing or Nasdaq reporting.

         It is the present intention of the Purchaser to seek to cause the Trust to make such an application for termination of registration of the Units as soon as practicable under the circumstances following an approval of the termination of the Trust by the Unitholders if the requirements for termination of registration are met. The Units will be deregistered under the Exchange Act upon the completion of the liquidation of the Trust if they have not been so deregistered prior to such time.

         The Units are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Units for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Units and the number and market value of publicly held Units, following the termination of the Trust, the Units may no longer constitute margin securities for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Units under the Exchange Act were terminated, the Units would no longer constitute margin securities.

         Except as provided herein and in Item 6 below, the Purchaser has no present plans or proposals (i) to vote its Units for the removal of either the Trustee or the Delaware Trustee, (ii) to change the distributions of the Trust, or (iii) that relate to or that would result in any of the other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended as follows:

         On October 21, 1998, the Purchaser entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Burlington Resources Oil & Gas Company ("BROG"), as contemplated by the Letter of Intent entered into between the Purchaser and BROG on September 17, 1998. Pursuant to the terms of the Purchase Agreement, BROG has agreed to sell (or cause to be sold) and Purchaser has agreed to buy all of BROG's right, title and interest in and to (i) certain leases, leasehold interests and overriding royalty interests of BROG in and to the Fruitland coal formation in the Northeast Blanco Unit ("NEBU"), in San Juan and Rio Arriba Counties, New Mexico (the "Leases"); (ii) the wells, fixtures and equipment in connection with the Leases; (iii) that certain Northeast Blanco Unit Agreement dated July 16, 1951 (the "Unit Agreement") and that certain Unit Operating Agreement dated July 16, 1951, as amended on May 14, 1959 and January 24, 1991 (the "Unit Operating Agreement"), insofar as same cover the Fruitland coal formation; (iv) certain gas purchase contracts, product purchase and sale agreements, gas gathering agreements and gas processing agreements related to the Leases (to the extent they are assignable) including, but not limited to, that certain Gas Purchase Contract dated effective May 1, 1993, by and between Meridian Oil Trading Inc. and Meridian Oil Production Inc. (the "Gas Contract"); (v) any equipment leases and rental contracts related to the interests conveyed, to the extent assignable; (vi) the rights of BROG, if any, under the Trust Agreement to the extent assignable; and
(vii) the rights of BROG, assignor, under that certain Net Profits Interest Conveyance (the "Net Profits Conveyance") dated effective May 1, 1993 from Meridian Oil Production Inc. to the Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") (collectively, the "Interests"). In addition, the Purchase Agreement provides that the Purchaser shall acquire (x) certain rights of BRI under the Trust Agreement and that certain Administrative Services Agreement dated effective May 1, 1993 by and between BRI and the Trust (the "Administrative Services Agreement") and (y) certain rights of Burlington Resources Trading Inc. ("BRTI") under that certain Gathering Agreement (defined herein), all as described below. The effective date of the conveyances contemplated under the Purchase Agreement is July 1, 1998 (the "Effective Time"). Substantially all of the working interests owned by BROG under the Leases are burdened by the Net Profits Interests, which comprise the Trust Estate and the Units of Beneficial Interest therein.

         The Purchaser has agreed to pay a purchase price of $20,750,000 cash for the Interests, which amount may be adjusted, among other things, (i) for certain Title Defects or Environmental Defects (as those terms are defined in the Purchase Agreement) associated with the Interests; (ii) in the event of certain casualty losses or upon the failure of BROG to obtain certain required consents to an assignment of a Lease; or (iii) for certain natural gas imbalances with respect to the Interests.

         The obligation of BROG to close the transactions contemplated by the Purchase Agreement is subject to certain conditions, including (i) the termination of all of BRI's obligations (other than obligations relating to the wind-up of the Trust and any obligations which expressly survive the termination of the Trust) under the Trust Agreement and under the Administrative Services Agreement; (ii) that the total adjustments to the purchase price do not exceed $4,000,000; (iii) there being no pending legal or equitable action seeking to enjoin, prohibit or declare illegal the purchase and sale of the Interests as contemplated by the Purchase Agreement; and (iv) all consents, approvals and waivers required to be obtained in order to consummate the transactions shall have been obtained, other than consents and approvals that are customarily obtained after the consummation of similar transactions. The obligation of the Purchaser to close the Purchase Agreement is also subject to certain similar conditions.

         As of the Closing Date (as defined below), BROG has agreed to retain and perform (except to the extent expressly assumed by the Purchaser pursuant to the Purchase Agreement) the liabilities and obligations of BROG (i) that relate to periods prior to the Effective Time and which arise under the Trust Agreement or the Net Profits Conveyance; (ii) that relate to periods prior to the Effective Time arising under existing leases, operating agreements, gas purchase contracts or other agreements relating to the Interests; and (iii) that relate to the gross negligence or willful misconduct of BROG during the period between the Effective Time and the Closing Date.

         In addition, BROG has agreed, to the fullest extent permitted by law, to indemnify the Purchaser and certain of its related parties for claims arising out of (i) the ownership or operation of the Interests prior to the Effective Time, (ii) BROG's retention of certain obligations or liabilities in accordance with the terms of the Purchase Agreement, (iii) the breach by BROG of its representations contained in the Purchase Agreement, and (iv) the breach by BROG of any of its agreements and covenants contained in the Purchase Agreement. Notwithstanding the preceding, the indemnity does not include (x) matters pertaining to title to the Interests, (y) any claims with respect to any and all actual, alleged or threatened gas balancing liabilities and obligations, or (z) any claims with respect to any violation of environmental laws (regardless of the dollar amount in issue) waived pursuant to the Purchase Agreement or any other claims relating to the Interests (including environmental claims) expressly assumed by the Purchaser under the Purchase Agreement.

         As of the Closing Date, the Purchaser has agreed to assume and perform (except to the extent expressly retained by BROG pursuant to the Purchase Agreement) the liabilities and obligations of BROG that pertain to the ownership and operation of the Interests (i) that relate to periods after the Effective Time and arise under the Trust Agreement or the Net Profits Conveyance, (ii) that relate to periods after the Effective Time and that arise under the existing leases, operating agreements, gas purchase contracts or other agreements relating to the Interests, (iii) in connection with balancing of overproduction or underproduction from the Interests relating to periods before or after the Effective Time, (iv) that relate to environmental claims, to the extent the aggregate cost to remediate such environmental claims does not exceed $250,000, net to BROG's interest in the affected Interests, and (v) for any violation of environmental laws waived pursuant to the Purchase Agreement. As of the Closing Date, the Purchaser has also agreed to assume and perform the liabilities and obligations of BRI that relate to periods after the Effective Time and arise under the Trust Agreement or the Administrative Services Agreement. Additionally, as of the Closing Date, the Purchaser has agreed to assume and perform any and all liabilities and obligations to comply with all laws and governmental regulations with respect to the Interests relating to events which occur after the Effective Time.

         The Purchaser has also agreed, to the fullest extent permitted by law, to indemnify BROG, BRI and certain of their related parties (the "Seller Parties") from and against any and all claims attributable to or arising out of the following: (i) the ownership or operation of the Interests subsequent to the Effective Time, (ii) the Purchaser's assumption of any obligation or liability contained in the Purchase Agreement, (iii) the breach by the Purchaser of its representations, agreements or covenants contained in the Purchase Agreement, and (iv) any act, omission, event, condition or circumstance involving or relating to the Interests occurring or existing before the Effective Time that was waived pursuant to the terms of the Purchase Agreement.

         The Purchaser has further agreed, to the fullest extent permitted by law, to indemnify and hold the Seller Parties harmless from and against any and all claims attributable to or arising out of any claims or actions by or through any holder of any interest in the Trust in connection with the transactions contemplated by the Purchase Agreement or the termination or liquidation of the Trust as contemplated by the Purchase Agreement.

         In addition, the Purchaser has agreed, to the fullest extent permitted by law, to indemnify the Seller Parties from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Seller Parties become subject under the Exchange Act, insofar as such loss, claim, damage, liability or action arises out of or is based upon, (i) any actual or alleged untrue statement of a material fact contained in any preliminary or definitive proxy statement, information statement, other solicitation material or any other document filed by or on behalf of the Purchaser with the Securities and Exchange Commission (the "Commission"), or any other statement publicly made by or on behalf of the Purchaser in connection with the proposal by the Purchaser to terminate the Trust or any actions taken by or behalf of the Purchaser after such termination, or (ii) the actual or alleged omission to state in any preliminary or definitive proxy statement, information statement, other solicitation material or any other document filed by or on behalf of the Purchaser with the Commission, or any other statement publicly made by or on behalf of the Purchaser in connection with the proposal by the Purchaser to terminate the Trust or any actions taken by or on behalf of the Purchaser after such termination, any material fact required to be stated therein or necessary to make the statements therein not misleading. The Purchaser, however, will not be liable to the extent that any such claim arises out of, or is based upon,
(x) any fraudulent misrepresentation, gross negligence or willful misconduct of BROG or (y) any untrue statement or omission included in any such preliminary or definitive proxy statement, information statement or other solicitation material in reliance upon and in conformity with written information furnished to the Purchaser or the trustee of the Trust by or on behalf of BROG or any third party specifically for inclusion therein.

         If the indemnification described above is unavailable for any reason or is insufficient to hold harmless the Seller Parties in respect of any such loss, claim, damage or liability, or any action in respect thereof, then the Purchaser shall, in lieu of indemnifying the Seller Parties, contribute to the amount paid or payable by the Seller Parties as a result of such loss, claim, damage or liability, or action in respect thereof, in such proportion as appropriate to reflect the relative fault of the Purchaser with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to whether the actual or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Purchaser to the Seller Parties.

         The Purchase Agreement provides that the closing is to be held no later than ten business days following the Termination Date (as defined below), or at such other time as BROG and the Purchaser may agree (the "Closing" or the "Closing Date"). The "Termination Date" is defined as the date on which all of the following conditions have been fully satisfied: (i) the Unitholders of the Trust have approved, by an affirmative vote or consent, the termination and liquidation of the Trust in accordance with Article VIII and Section 9.02 of the Trust Agreement and (ii) the clearance or approval of the transactions contemplated in clause (i) above and any related filings required or advisable under applicable laws and regulations by all governmental authorities and with any applicable stock exchange requirements.

         At the Closing, (i) Purchaser will execute and BROG will cause Burlington Resources Gathering Inc. ("BRGI"), as successor-in-interest to Meridian Oil Gathering Inc. ("MOGI") to execute and deliver an amendment to that certain Gas Gathering, Dehydrating and Treating Agreement dated May 3, 1990 between MOGI and BRTI as successor-in-interest to Meridian Oil Trading Inc. ("MOTI"), as previously amended (the "Gathering Agreement"), pursuant to which BRGI will agree to gather, dehydrate, treat and deliver up to 58,000 MCFD of Purchaser's gas for a specified fee through at least December 31, 2007; (ii) the Purchaser will execute, and BROG will cause BRTI, as successor-in-interest to MOTI, to execute and deliver, an agreement pursuant to which the Gas Contract will be terminated, on the last day of the month in which the Termination Date occurs; and (iii) Purchaser shall execute and deliver and BROG shall cause BRTI to execute and deliver, an agreement whereby each time Purchaser receives a bona fide offer from a third party to purchase gas produced from the Interests for a term of greater than six months, BRTI shall have a right of first refusal for five business days to purchase such gas upon the same terms contained in such offer.

         Except as otherwise provided in the Purchase Agreement, if all of the conditions to Closing described in the Purchase Agreement have not been satisfied or waived by the respective parties on or before April 1, 1999 (or such later date as may be mutually agreed upon by the parties in writing), the Purchase Agreement will terminate; provided, however, the Purchase Agreement shall not terminate automatically on April 1, 1999 if (i) the conditions to closing set forth in the Purchase Agreement have not been satisfied solely because the transactions contemplated by the Purchase Agreement are still pending approval or clearance from the Commission or other regulatory agency, or (ii) such approvals or clearances have been received, but because of the delay involved in obtaining such approvals or clearances, adequate time does not remain to accomplish the steps subsequent to receiving such approvals or clearances necessary for all such conditions to have been met. Each party will remain liable for any willful failure to satisfy any conditions to Closing required to be satisfied by it or for such party's breach of any of its representations, covenants or other obligation contained in the Purchase Agreement. In addition, if the Purchaser fails to timely initiate proceedings to terminate or liquidate the Trust in accordance with Article VIII and Sections 9.02 and 9.03 of the Trust Agreement, the Purchaser is required to pay to BROG $2,000,000 as liquidated damages.

         During the period from the date of the Purchase Agreement to Closing, BROG has agreed to consult with the Purchaser with respect to matters concerning the Interests, including certain authorizations for expenditures, and with respect to all other material decisions to be made with respect to the Interests.

         In accordance with Section 8.02 of the Trust Agreement, the Purchaser agreed that, in its capacity as an owner of Units, it will call a meeting (or request that a meeting be called) of the holders of Units (the "Unitholder Meeting") to be held as soon as reasonably practicable under the circumstances for the purpose of voting on the termination of the Trust in accordance with
Article VIII and Section 9.02 of the Trust Agreement. Purchaser and BROG further agreed that in connection with the Closing and as a result of the termination of the Trust, the following events shall occur: (i) the Gas Contract shall terminate as described herein, (ii) the Gathering Agreement shall be amended as described herein, (iii) BROG and BRI shall assign their rights and obligations under the Trust Agreement and the Administrative Services Agreement to Purchaser and Purchaser shall assume such rights and obligations, and (iv) the obligations of BRI under the Trust Agreement and the Administrative Services Agreement (other than the obligations relating to the windup of the Trust and any such obligations which by their express terms survive the termination of the Trust) shall terminate and BRI shall be released therefrom (the proposal to terminate the Trust and the events described in clauses (i) through (iv) above being referred to herein as the "Termination Proposal").

         In connection with this meeting, the Purchase Agreement contemplates that the Purchaser will (i) prepare (or cause to be prepared) and use (alone or with others) its commercially reasonable efforts to have cleared by the Commission as promptly as practicable such information regarding the Termination Proposal as is required to be included in a proxy or information statement and all other proxy or informational materials to be filed with the Commission for such meeting and (ii) otherwise comply with all legal requirements applicable to it under federal (including, without limitation, the Exchange Act), state or local law and of The New York Stock Exchange, Inc. applicable to it (including without limitation, the requirements applicable to it arising under the Trust Agreement). The Purchase Agreement provides that such filed material will include a statement that the Purchaser intends to vote its Units and the Units for which it controls the voting rights at the Unitholder Meeting "for" approval of the Termination Proposal.

         BROG has agreed that BROG shall notify the Trustee in writing pursuant to the Trust Agreement, to prepare and file with the Commission, use its commercially reasonable efforts to have cleared by the Commission and thereafter mail to the Unitholders a definitive proxy or information statement of the Trust that includes the Termination Proposal. Purchaser has agreed to take appropriate actions to respond to comments from the Commission to any such filing and BROG has agreed to notify the Trustee in writing to file same. The Purchase Agreement provides that when the statement has been cleared by the Commission for mailing, BROG (upon Purchaser's request) shall notify the Trustee in writing to mail the definitive Proxy Statement to the Trust Unitholders as of the applicable record date.

         The Purchaser has agreed to use its reasonable best efforts to assure under the circumstances that, the proxy or information statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the requirements of the Exchange Act applicable to the Purchaser. The Purchaser will also use its reasonable best efforts to assure under the circumstances that, at the time the proxy or information statement or any amendment or supplement thereto is first mailed to the Unitholders and at the time such Unitholders vote on the approval of the termination of the Trust, the Proxy Statement, as supplemented or amended, if applicable, will, to the Purchaser's knowledge, not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. These representations and warranties, however, do not apply to statements or omissions included in the Proxy Statement or any amendment or supplement thereto based upon information furnished to the Purchaser by BROG or any other person for use (or incorporation by reference) therein.

         The Purchase Agreement provides that Purchaser shall pay all reasonable costs (other than legal fees and expenses incurred by the Trustee or the Trust) incurred by the BROG, BRI and their respective affiliates related to the preparation of the proxy or information statement or any other document that is required to be filed on behalf of the Trust with the Commission or mailed to Unitholders in connection with the transactions contemplated hereby.

         From the date of the Purchase Agreement until its termination, BROG has agreed that it will not, and will use its commercially reasonable efforts to cause its officers, directors, employees, financial or legal advisors not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any proposal to acquire from BROG the Interests, or any interest therein, (ii) engage in negotiations with, or disclose any nonpublic information relating to the Interests or afford access to the properties, books or records of BROG or any of its subsidiaries to, any person that may be considering making, or has made, a proposal to acquire the Interests, or (iii) exercise its right under Section 9.03(c) of the Trust Agreement to make a cash offer to purchase all of the Remaining Royalty Interests (as defined in the

Trust Agreement) at any time prior to the sixtieth day following the date of the Unitholder Meeting at which the Unitholders approve the termination of the Trust. BROG has agreed in the Purchase Agreement that it will, and will cause its directors, employees, officers and financial and legal advisors to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons conducted heretofore with respect to any proposal by any person to acquire the Interests, or any interest therein.

         In addition to the foregoing, to the extent the amount of certain "Price Credits" in the "Price Credit Accounts" under the Gas Contract decrease at certain points in time from the Effective Time through the Gas Contract termination date, BRTI shall pay to Purchaser an amount equal to such difference. If such amount of Price Credits have increased at such points in time during such time period, Purchaser shall pay to BRTI an amount equal to such difference.

         A copy of the Purchase and Sale Agreement is included in this filing as an exhibit, and all references to the Purchase and Sale Agreement herein are qualified in their entirety by reference to such Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 (a)(18) Purchase and Sale Agreement, dated October 21, 1998, by and between Burlington Resources Oil & Gas Company, a Delaware corporation, and San Juan Partners, L.L.C., a Texas limited liability company.

                 (b)(2) Second Amendment to Loan Agreement, dated October 9, 1998, by and between San Juan Partners, L.L.C. and Bank One, Texas, N.A.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 1998                 SAN JUAN PARTNERS, L.L.C.
     --------------------


                                     By: /s/ C. N. O'Sullivan
                                        ----------------------------------------
                                     Name:   C. N. O'Sullivan,
                                     Title:  President - O'Sullivan Oil & Gas
                                             Company, Inc., Manager


                                     ENCAP ENERGY CAPITAL FUND III, L.P.


                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     ENCAP ENERGY ACQUISITION III-B, INC.


                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director


                                     ECIC CORPORATION


                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     BOCP ENERGY PARTNERS, L.P.



                                     By: /s/ ROBERT L. ZORICH
                                        ----------------------------------------
                                     Name:   Robert L. Zorich
                                     Title:  Managing Director



                                     FIRST UNION INVESTORS, INC.


                                     By: /s/ Ted A. Gardner
                                        ----------------------------------------
                                     Name:   Ted A. Gardner
                                     Title:  Managing Partner

                                     ANDOVER GROUP, INC.



                                     By: /s/ A. John Knapp, Jr.
                                        ----------------------------------------
                                     Name:   A. John Knapp, Jr.
                                     Title:  President



                                      /s/ Charles T. McCord III
                                     -------------------------------------------
                                     Charles T. McCord III



                                     O'SULLIVAN OIL & GAS COMPANY, INC.



                                     By: /s/ C. N. O'Sullivan
                                        ----------------------------------------
                                     Name:   C. N. O'Sullivan
                                     Title:  President



                                      /s/ Christopher P. Scully
                                     -------------------------------------------
                                     Christopher P. Scully



                                     SCOTT W. SMITH FUNDING, L.L.C.



                                     By: /s/ Scott W. Smith
                                        ----------------------------------------
                                     Name:   Scott W. Smith
                                     Title:  Manager



                                      /s/ John V. Whiting
                                     -------------------------------------------
                                     John V. Whiting

                                 EXHIBIT INDEX


Exhibit
Number                    Description
-------                   -----------
99.(a)(18)                Purchase and Sale Agreement, dated October 21, 1998,
                          by and between Burlington Resources Oil & Gas
                          Company, a Delaware corporation, and San Juan
                          Partners, L.L.C., a Texas limited liability company.

99.(b)(2)                 Second Amendment to Loan Agreement, dated October 9,
                          1998, by and between San Juan Partners, L.L.C. and
                          Bank One, Texas, N.A.
